UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K /A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

NIP Group Inc. (the “Company”) hereby furnishes this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) to amend its original report on Form 6-K, which was furnished to the Securities and Exchange Commission on April 30, 2025 (the “Original Form 6-K”). The purpose of this Form 6-K/A is solely to correct certain inadvertent clerical errors under “Use of Non-GAAP Financial Measures” in Exhibit 99.1 to the Original 6-K. The exhibit has been refiled herewith.

All other information included in the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Correction– NIP Group Inc. Reports Second Half and Full Year 2024 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: April 30, 2025